E. Ramey Layne rlayne@velaw.com Tel +1.713.758.4629 Fax +1.713.751.5396

March 27, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mara L. Ransom, Assistant Director

Re:	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP
Registration Statement on Form S-3
Filed February 20, 2013
File No. 333-186767

Ladies and Gentlemen:

This letter sets forth the response of Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP (the “Registrants”) to the comment letter dated March 22, 2013 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Registration Statement on Form S-3 submitted on February 20, 2013 (the “Registration Statement”). A copy of this letter has been furnished via EDGAR as correspondence. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

General

1.	We note that the parent guarantor may in some circumstances be released from its obligation to guarantee the debt covered by your registration statement. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees. In light of the above, please provide us with your analysis as to how the parent guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission

March 27, 2013

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof and Section 2510.5 of the Financial Reporting Manual regarding the meaning of “full and unconditional.” It is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10 of Regulation S-X (“Rule 3-10”) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual (“Section 2510.5”). While Section 2510.5 specifically refers to subsidiary guarantors, we believe the guidance therein is also relevant to a parent guarantor so long as the release provisions are applicable in customary circumstances, including the examples set forth in Section 2510.5. The forms of indenture that will govern notes issued pursuant to the Registration Statement provide that the guarantees of any guarantor will be released in the following circumstances, as set forth in Section 14.04(a) of the forms of indenture filed as Exhibits 4.1 and 4.2 to the Registration Statement:

•

any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not an affiliate of the partnership, of all of the direct or indirect limited partnership or other equity interests in the Issuer (provided such sale, exchange or transfer is not prohibited by the relevant indenture).

Analysis: This is consistent with the first bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released.

•

in connection with the merger of the Parent Guarantor into any other guarantor or the liquidation and dissolution of the Parent Guarantor (in each case to the extent not prohibited by the relevant indenture).

Analysis: If this event were to occur, the surviving guarantor would succeed by operation of law to the assets and obligations of the Parent Guarantor . We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

Securities and Exchange Commission

March 27, 2013

•

upon the release or discharge of all guarantees by the Parent Guarantor of any debt of the Issuer other than obligations arising under the relevant indenture and any debt securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees.

Analysis: This is consistent with the third bullet point example in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

In any offering of guaranteed indebtedness under the Registration Statement, the Registrants will ensure that the release provisions are consistent with a full and unconditional guarantee, and provide disclosure to describe any applicable customary release provisions.

Please contact Ramey Layne (713.758.4629) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ E. Ramey Layne
E. Ramey Layne

cc:	Jennifer López (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Jennifer Lopez-Molina (Securities and Exchange Commission)

Michael McMahon (Boardwalk Pipeline Partners, LP)

Jamie L. Buskill (Boardwalk Pipeline Partners, LP)

Lauren E. Dean (Vinson & Elkins L.L.P.)